Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-136477) pertaining to Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan of our report dated June 22, 2023, on our audits of the statements of net assets available for benefits of Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan as of December 31, 2022 and 2021, and the related statements of changes in net assets available for benefits for the years ended December 31, 2022 and 2021, and supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2022, which report appears in the December 31, 2022, Annual Report (Form 11-K) of Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan.

/s/ FORVIS, LLP

St. Louis, Missouri
June 22, 2023